Mail Stop 4561

July 22, 2008

Li Kunwu
Chairman and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA

>   **Re: China VoIP & Digital Telecom, Inc.**
>   **Form 10-KSB for the Year Ended**
>   **December 31, 2007**
>   **Filed April 8, 2008**
>   **Form 10-QSB for the Quarter Ended**
>   **March 31, 2008**
>   **filed May 15, 2008**
>   **File No. 333-131017**

Dear Mr. Kunwu:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief